FOR IMMEDIATE RELEASE	April 23, 2008

MICROMEM PROJECTS REVENUE FROM EARLY PILOT ORDERS FOR MAGNETIC SENSORS IN 2008

TORONTO, ONTARIO, April 23, 2008 – Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce that it is fully engaged and conducting business development work in two foundries in the United States. The company expects to enter into a third foundry contract by Q3 2008.

Joseph Fuda, the company’s CEO, stated, "With our potential clients beginning to validate our technology and moving towards specific productization plans for their product lines, it is imperative that we continue to have full access to foundry operations. This will ensure the process of moving from constant innovation to product revenue is accelerated."

The company has begun manufacturing its magnetic sensors for potential commercial clients. This work is currently underway in the Global Communications Semiconductor (GCS) foundry in Torrence, California. The company expects to deliver the first packaged magnetic sensors for evaluation and characterization some time this summer and anticipates generating sales from these pilot projects. GCS performed exceptionally well in the early productization phase and the management will continue this partnership as it brings sensors and memory arrays to market.

With the productization process fully underway with its partners, Micromem has focused its attentio n to business development. Management is pursuing licensing revenue and direct revenue from sales and marketing channels for its memory and sensor devices. In a similar vein the company will begin to deliver MRAM memory arrays packaged for specific market place evaluation by Q3 2008.

Joseph Fuda states, "We are now actively responding to and submitting proposals for both commercial and government sectors for memory and sensor applications. The interest that we have seen for sensors has been incredible and we expect this to be a very exciting and profitable sector for our patented technology. It is important to note this initial project is for a potential client in the sensor market only and is independent of the company’s memory initiatives."

For further information concerning the Micromem technology or to participate in future field trials please contact Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 77, 220, 575
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology and sensors.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.